June 8, 2018

Folake Ayoola

Special Counsel

Office of Information Technology and Services

Securities and Exchange Commission

Washington, DC 20549

Re:	IIOT-OXYS, Inc.
Amendment No. 2 to Registration Statement on Form S-1
Filed April 25, 2018
File No. 333-222311

Dear Ms. Ayoola:

We are in receipt of your letter dated May 18, 2018, setting forth certain comments to Amendment No. 2 to the Registration Statement filed on April 25, 2018 by IIOT-OXYS, Inc., a Nevada corporation (the “Company”). In response to your comments, the Company can provide you with the following information in response to your comments:

Prospectus Summary, page 1

1.	We note your response to prior comment 1 and your disclosure that the OXYS SEA was effective on July 28, 2017 where you acquired 100% of the issued voting shares of OXYS in exchange for 34,687,244 shares of the company’s common stock. We also note that you were a shell company from January 1, 2009 until July 28, 2017. As such, we continue to believe that because your selling shareholders recently received the shares being offered for resale, including shares issued or sold on a day when you were still a shell company, and these shares appear to represent almost all of your outstanding shares held by non-affiliates, it appears that your selling shareholders are underwriters. See SEC Release 33-8869 (2007). Under the Release, Rule 144 is not available for the resale of securities initially issued by shell companies. This is because shareholders who receive shares from a shell company are considered underwriters with respect to their resales until the company is no longer a shell company and adequate information (Form 10 information) has been available to the market for a period of twelve months. Until the company satisfies these conditions, the selling shareholders will be deemed to be underwriters. Because the offering is deemed to be an indirect primary offering by the company through the selling shareholders, the offering price of the shares being sold must be fixed for the duration of the offering. Accordingly, please revise your disclosure in the prospectus cover page, prospectus summary, plan of distribution and elsewhere throughout the prospectus as applicable. Also include the undertaking required by Item 512(a)(6) of Regulation S-K.

Folake Ayoola

RESPONSE: Respectfully, we disagree with the Staff’s statement that shareholders who received securities from the Company when it was a shell company are deemed underwriters in connection with any resale of those securities, particularly a registered resale of such securities.

Rule 144 Inapplicable to Registered Offerings

We acknowledge that the safe harbor provided by Rule 144 is not available to the Company’s shareholders until the conditions of Rule 144(i) have been satisfied; however, we believe the Staff’s reference to Rule 144 in this situation is not relevant as we do not believe Rule 144 has any application to registered offerings. “The Commission adopted Rule 144 to provide a safe harbor from [the] definition of ‘underwriter’ to assist security holders in determining whether the Section 4[(a)](1) exemption is available for their resale of securities.”1 We do not believe Rule 144 has any application here where the selling shareholders are not seeking to rely on the Section 4(a)(1) exemption, but instead will offer their securities pursuant to an effective registration statement covering their securities.

Rule 144 Does Not Create a Presumption of Underwriter Status

The Staff cites Rule 144(i) as support that shareholders who received securities from the Company when it was a shell company are considered underwriters in connection with any resale of those securities until the conditions of Rule 144(i)(2) are met; however, we do not believe Rule 144(i) states any such thing. Rule 144(i)(1) is unavailable for the resale of securities initially issued by a shell company or a former shell company; however, Rule 144(i)(2) provides an exception to the general prohibition of Rule 144(i)(1) such that securities of a former shell company may be sold pursuant to Rule 144 if certain conditions are met, including, as the Staff notes, that Form 10 information was filed at least one year prior to the proposed sale. We do not believe that any part of Rule 144(i) creates a presumption that shareholders who received securities from a shell company are considered underwriters for any future resale of securities and we do not believe that any part of Rule 144 provides that anyone for whom the Rule 144 safe harbor is unavailable is automatically deemed an underwriter in connection with any future resale. As noted above and in the preliminary note to Rule 144, we believe Rule 144 deals solely with offers and sales proposed to be exempt pursuant to Section (4)(a)(1). We believe the rule is silent respecting registered resale offerings such as this one and, as such, the Commission’s intent should be taken into consideration.

We do not believe that the Commission’s intent was to make shareholders who receive securities from a shell company underwriters in connection with any resales of those securities. If the Commission’s intent was to make shareholders who receive securities from a shell company underwriters in connection with any resale of those securities, including registered resales of such securities, until the conditions of Rule 144(i)(2) have been met, we believe the Commission would have adopted an explicit “presumptive underwriter” provision that applies to every resale of securities by such persons. We believe the absence of such rule undermines the Staff’s position, particularly since the Commission has explicitly adopted rules regarding presumptive underwriter status of shell company securities in other circumstances (i.e., securities received by affiliates in a Rule 145(a) transaction).

1 SEC Release 33-8869, 6 (2007)

Folake Ayoola

Rule 144 is the Sole Legal Authority for the Staff’s Stated Conclusion

In responding to the Staff’s comment, we have discovered that the Staff has informally taken a similar position in comment letters issued upon review of other former shell company registration statements. In order to come to its conclusion, we believe the Staff has only cited Rule 144(i) which has been relied upon by the Staff in order to make its statement; however, as discussed above, we do not believe that Rule 144(i) supports the Staff’s conclusion.

The Staff’s Conclusion Could Lead to Significant Penalties Being Imposed on the Company

The Company made commitments to certain of the Selling Shareholders that it would have an effective registration statement covering the resale of their securities or incur potential monetary penalties for breaches of contracts. The Company’s commitments were based on the existing securities laws and regulations, none of which we believe provide for, or even suggest, the bright line rule recited by the Staff in reliance on Rule 144(i). The Staff’s position, then, will likely result in the Company incurring penalties for breaches of contracts.

For the reasons stated above as well as in our initial response, we continue to believe that upon consideration of the relevant facts and the test set forth in prevailing compliance and disclosure interpretations, the Selling Shareholders should not be deemed underwriters in connection with the resale of the securities included in the Registration Statement and will be engaged in a true secondary offering, which may be conducted on an “at-the-market” basis.

Selling Shareholders

We further submit that even if shareholders who received securities from the Company when it was a shell company are considered underwriters in connection with a registered resale of those securities until one year from the date Form 10 information has been publicly filed as the Staff asserts, the Selling Shareholders who received their securities from the Company after the consummation of the reverse merger on July 28, 2017 should not be considered underwriters. Accordingly, these securities were acquired by such non-affiliate Selling Shareholders when the Company was no longer a shell company, and therefore, these Selling Shareholders should not be deemed underwriters under the bright line rule the Staff seeks to impose. The resale of these securities, therefore, should be permitted to be conducted on an “at-the-market” basis.

Risk Factors, page 3

The majority of our sales come from a small number of customers…, page 2

2.	We note your response to prior comment 3 and your revised disclosure where you state that “[t]wo of [your] customers are large automotive companies, and the third major customer is a state government. To date, these customers have generated all [your] revenues.” Please specify the percentage of revenues each of your customers account for; and, where applicable, discuss the material terms of the agreement with each of the customers.

Folake Ayoola

RESPONSE: Concurrent with the filing herewith, the Company filed Amendment No. 3 of the Form S-1 which, on page 2, added disclosure related to percentage of revenues for each of our customers.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 16

3.	We note your response to prior comment 6 and your revised disclosure where you state that “we anticipate being able to maintain current operations for six months; however, we expect additional funding within three months.” Please expand to discuss the additional funding you are expecting within three months, including the source(s) of the funding and whether you have entered into any agreements with respect to such funding. To the extent the funding is not assured, please revise to so state.

RESPONSE: Concurrent with the filing herewith, the Company filed Amendment No. 3 of the Form S-1 which, on page 16, revised our disclosure to reflect that funding is not assured.

Results of Operations for the Year Ended December 31, 2017…, page 17

4.	We note your response to prior comment 5. Please expand your disclosure to provide a more robust discussion of your results of operations including the drivers behind the significant changes in individual income and expense line items. For example, please discuss the primary drivers of your revenue growth. Refer to Item 303(a)(3) of Regulation S-K and SEC Interpretive Release 33-8350.

RESPONSE: Concurrent with the filing herewith, the Company filed Amendment No. 3 of the Form S-1 which, on page 17, added disclosure related to our results of operations including the drivers behind the significant changes in individual income and expense line items.

Competition, page 25

5.	We note your response to prior comment 9. Please provide us with support for your statement that “[t]he first comes from large companies such as IBM, GE, Amazon, Google etc. who all have their efforts in IIoT. However, these large companies are cloud – computing centric and they are trying to move towards edge devices from their present position of being solely cloud computing based.”

RESPONSE: Concurrent with the filing herewith, the Company filed Amendment No. 3 of the Form S-1 which, on page 25, added disclosure to provide support for our disclosure.

Selling Stockholders, page 31

6.	We note your response to prior comment 13. Please revise to state that Mr. Mattia is a statutory underwriter.

RESPONSE: Concurrent with the filing herewith, the Company filed Amendment No. 3 of the Form S-1 which, on page 32, revised our disclosure to state that Mr. Mattia is a statutory underwriter.

Folake Ayoola

Item 15. Recent Sales of Unregistered Securities, page II-2

7.	We note your response to prior comment 14. Please file the consulting agreements with DATHNA Partners LLC, Draco Financial LLC and Accelerate Health Care Innovations or tell us why you believe they are not material. Refer to Item 601(b) of Regulation S-K

RESPONSE: Concurrent with the filing herewith, the Company filed Amendment No. 3 of the Form S-1 which, attached agreements with DATHNA Partners LLC, Draco Financial LLC, and Accelerate Health Care Innovations as exhibits.

Exhibit 5.1, Legal Opinion

8.	We refer to the fifth paragraph of the legal opinion. An opinion of counsel with respect to a jurisdiction in which counsel is not admitted to practice is acceptable so long as the opinion is not qualified as to jurisdiction. In this regard, please have counsel revise the following statements:

•	“I am counsel admitted to practice in the in the State of Utah. I am not engaged in the practice of law in the State of Nevada; however, I am generally familiar with the Nevada Revised Statutes as currently in effect and have made such inquiries as I consider necessary to render the opinions contained herein.”

•	“I express no opinion as to the applicable laws of any jurisdiction other than those of the State of Utah, the State of Nevada only to the extent they relate to the Nevada Revised Statutes and the federal laws of the United States.”

•	“For purposes of this opinion letter, I have assumed that the applicable laws of all other applicable jurisdictions are the same as the laws of the State of Utah.”

Refer to Staff Legal Bulletin No. 19 (CF) Section II.B.3(b) for guidance.

RESPONSE: Concurrent with the filing herewith, the Company filed Amendment No. 3 of the Form S-1 which, included a revised Exhibit 5.1.

In addition to the above, the following updates have been made to the prior draft of the registration statement in order to reflect the changes made in the filing of the Quarterly Report on Form 10-Q filed on May 21, 2018 (the “10-Q”):

•	The document has been updated to reflect Mr. Hanumara’s resignation from all positions with the Company and the appointment of Clifford L. Emmons as the Company’s CEO, President, Interim CFO, and Director effective June 4, 2018.

•	The last reported sale price of shares of our common stock on the OTC Pink Marketplace was updated to May 14, 2018.

Folake Ayoola

•	Revenues were updated to reflect revenues in the first quarter of 2018.
•	The risk factor on page 3 was updated to reflect Patrick Phillips as an executive officer.
•	The number of holders of our Common Stock was updated to June 6, 2018.
•	“MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS,” beginning on page 14, was updated to reflect the disclosure in the 10-Q.
•	The section titled “Employees” on page 27 was updated to reflect Messrs. Emmons and Phillips as contractors.
•	The section titled “Certain Relationships and Related Transactions” on page 29 was updated to eliminate related transactions with Mr. Hanumara and to add related transactions with Mr. Emmons.
•	“SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT,” beginning on page 30, was updated to add Mr. Emmons as a beneficial owner.
•	“EXPERTS,” on page 35, was updated to correct the auditor who audited the financial statements for the year ended December 31, 2017.
•	“INDEX TO FINANCIAL STATEMENTS,” on page F-1, was updated to reflect the financial statements filed in the 10-Q.
•	The financial statements filed in the 10-Q were added.
•	The Exhibits Table was updated to the filing date.

We hereby acknowledge the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing:

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to contact me if you have any questions on the responses to your comments.

Sincerely,

/s/ Brian Higley

Outside Legal Counsel

cc: Clifford L. Emmons, CEO